
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
Ledgerock LLC


This Single-Member LLC Operating Agreement ("Agreement") represents Ledgerock LLC that was formed in the State of Illinois on August 3 2020 ("Company").

Sam Zeitlin of 1542 N Kedzie Ave, Apt 1 N, Chicago, Illinois, 60651 is recognized as the sole member and owner of the Company ("Member(s)").

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, it is agreed as follows:

1. Name and Principal Place of Business.

The name of the Company is Ledgerock LLC with a principal place of business at 3331 W 26th St , Chicago, Illinois, 60623. The mailing address shall be 1542 N Kedzie Ave, Apt 1 N, Chicago, Illinois, 60651.

2. Registered Agent.

The name of the Registered Agent is Sam Zeitlin with a registered office located at the same address as the principal place of business of the Company for the service of process as of September 7 2023 ("Registered Agent"). The Registered Agent may change at any time by the Company filing an amendment with the Secretary of State, or respective office, in the State of Illinois.

3. Formation.

The Company was formed on August 3 2020, when the Member(s) filed the Articles of Organization with the office of the Secretary of State pursuant to the statutes governing limited liability companies in the State of Illinois (the "Statutes").

4. Purpose.

The purpose of the Company is to engage in and conduct any and all lawful businesses, activities or functions, and to carry on any other lawful activities in connection with or incidental to the foregoing, as the Member(s) in their discretion shall determine.

5. Term.

The term of the Company shall continue in perpetuity commencing on the filing of the Articles of Organization of the Company while continuing until terminated under the provisions set forth herein.

6. Member(s) Capital Contributions.

The Member shall not make a capital contribution to the Company.

7. Distributions.

The Member may make such capital contributions (each a "Capital Contribution") in such amounts and at such times as the Member shall determine. The Member shall not be obligated to make any Capital Contributions. The Member may take distributions of the capital from time to time in accordance with the limitations imposed by the Statutes.

A "Capital Account" for the Member shall be maintained by the Company. The Member's Capital Account shall reflect the Member's capital contributions and increases for any net income or gain of the Company. The Member's Capital Account shall also reflect decreases for distributions made to the Member and the Member's share of any losses and deductions of the Company.

8. Books, Records, and Tax Returns.

The Company shall maintain complete and accurate books and records of the Company's business and affairs as required by the Statutes, and such books and records shall be kept at the Company's Registered Office and shall in all respects be independent of the books, records, and transactions of the Member.

The Company's fiscal year shall be the calendar year with an ending month of December.
The Member intends that the Company, as a single-member LLC, shall be taxed as a(n) S-Corporation in accordance with the provisions of the Internal Revenue Code.

9. Bank Accounts.

All funds of the Company shall be deposited in the Company's name in a bank account or accounts as chosen by the Member(s). Withdrawals from any bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Member(s) from time to time may designate.

10. Management of the Company.

The business and affairs of the Company shall be conducted and managed by the Member(s) in accordance with this Agreement and the laws of the State of Illinois.

Sam Zeitlin, as the sole member of the Company, has sole authority and power to act for or on behalf of the Company, to do any act that would be binding on the Company, or incur any expenditures on behalf of the Company. The Member shall not be liable for the debts, obligations or liabilities of the Company, including under a judgment, decree, or order of a court. The Company is organized as a "member-managed" limited liability company. The Member is designated as the initial managing member.

11. Ownership of Company Property.

The Company's assets shall be deemed owned by the Company as an entity, and the Member shall have no ownership interest in such assets or any portion thereof. Title to any or all such Company assets may be held in the name of the Company, one or more nominees or in "street name", as the Member may determine.

Except as limited by the Statutes, the Member may engage in other business ventures of any nature, including, without limitation by specification, the ownership of another business similar to that operated by the Company. The Company shall not have any right or interest in any such independent ventures or to the income and profits derived therefrom.

12. Dissolution and Liquidation.

The Company shall dissolve and its affairs shall be wound up on the first to occur of (i) At a time, or upon the occurrence of an event specified in the Articles of Organization or this Agreement. (ii) The determination by the Member that the Company shall be dissolved.

The Company shall be dissolved upon the death of the Member unless, within ninety (90) days of the Member's death, a successor-in-interest or personal representative of the Member agrees to continue the Company. By separate written documentation, the Member shall designate and appoint the individual who will be admitted as a successing member or act as a personal representative to wind down the Company's business and transfer or distribute the Member's Interests and Capital Account as designated by the Member or as may otherwise be required by law.

Upon the disability of a Member, the Member may continue to act as Manager hereunder or appoint a person to so serve until the Member's Interests and Capital Account of the Member have been transferred or distributed.

13. Indemnification.

The Member (including, for purposes of this Section, any estate, heir, personal representative, receiver, trustee, successor, assignee and/or transferee of the Member) shall not be liable, responsible or accountable, in damages or otherwise, to the Company or any other person for: (i) any act performed, or the omission to perform any act, within the scope of the power and authority conferred on the Member by this Agreement and/or by the Statutes except by reason of acts or omissions found by a court of competent jurisdiction upon entry of a final judgment rendered and un-appealable or not timely appealed ("Judicially Determined") to constitute fraud, gross negligence, recklessness or intentional misconduct; (ii) the termination of the Company and this Agreement pursuant to the terms hereof; (iii) the performance by the Member of, or the omission by the Member to perform, any act which the Member reasonably believed to be consistent with the advice of attorneys, accountants or other professional advisers to the Company with respect to matters relating to the Company, including actions or omissions determined to constitute violations of law but which were not undertaken in bad faith; or (iv) the conduct of any person selected or engaged by the Member.

The Company, its receivers, trustees, successors, assignees and/or transferees shall indemnify, defend and hold the Member harmless from and against any and all liabilities, damages, losses, costs, and expenses of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by the Member (including amounts paid in satisfaction of judgments, in settlement of any action, suit, demand, investigation, claim or proceeding ("Claim"), as fines or penalties) and from and against all legal or other such costs as well as the expenses of investigating or defending against any Claim or threatened or anticipated Claim arising out of, connected with or relating to this Agreement, the Company or its business affairs in any way; provided, that the conduct of the Member which gave rise to the action against the Member is indemnifiable under the standards set forth herein.

Upon application, the Member shall be entitled to receive advances to cover the costs of defending or settling any Claim or any threatened or anticipated Claim against the Member that may be subject to indemnification hereunder upon receipt by the Company of any undertaking by or on behalf of the

Member to repay such advances to the Company, without interest, if the Member is Judicially Determined not to be entitled to indemnification as set forth herein.

All rights of the Member to indemnification under this Agreement shall (i) be cumulative of, and in addition to, any right to which the Member may be entitled to by contract or as a matter of law or equity, and (ii) survive the dissolution, liquidation or termination of the Company as well as the death, removal, incompetency or insolvency of the Member.

The termination of any Claim or threatened Claim against the Member by judgment, order, settlement or upon a plea of *nolo contendere* or its equivalent shall not, of itself, cause the Member not to be entitled to indemnification as provided herein unless and until Judicially Determined to not be so entitled.

14. Miscellaneous.

This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the State of Illinois. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be masculine, feminine, neuter, singular, or plural as the identity of the person or persons may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates, and other types of entities.

This Agreement, and any amendments hereto, may be executed in counterparts, all of which taken together shall constitute one agreement.

This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Member(s) that this Agreement shall be the sole agreement of the parties, and, except to the extent a provision of this Agreement provides for the incorporation of federal income tax rules or is expressly prohibited or ineffective under the Statutes, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the Statutes, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the Statutes.

Subject to the limitations on transferability set forth above, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors, and assigns.

No provision of this Agreement is intended to be for the benefit of or enforceable by any third party.

IN WITNESS WHEREOF, the Member(s) have executed this Agreement on September 7 2023.

Signature: _____ Date: _____
9/7/23

Print Name: Sam Zeitlin